

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2013

<u>Via E-mail</u>
Michael J. Golde
Chief Financial Officer
Corporate Resource Services, Inc.
160 Broadway, 11<sup>th</sup> Floor
New York, New York 10038

      **Re:**    **Corporate Resource Services, Inc.**
                **Information Statement on Schedule 14C**
                **Filed May 8, 2013**
                **File No. 000-30734**

Dear Mr. Golde:

We have limited our review of your information statement to the issues we have addressed in our comment below. Please respond to this letter by amending your information statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your information statement and the information you provide in response to this comment, we may have additional comments.

1.      It appears that the amendment to your Articles of Incorporation to increase your authorized share capital is directly related to your acquisition of Tri-Tel Communications, Inc. Therefore, please revise your information statement to provide all the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A and Item 1 of Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc:    Via E-mail
Steven J. Glusband, Esq.
Carter Ledyard & Milburn LLP